Bodisen Biotech, Inc.
Room 2001, FanMei Building
No. 1 Naguan Zhengjie
Xi’an, Shaanxi 710068
People’s Republic of China

March 5, 2010

Securities and Exchange Commission
100 F Street, N.E., Stop 3561
Washington, D.C. 20549

Re: Bodisen Biotech, Inc.
Form 10-K for the year ended Dec. 31, 2008
Form 10-K/A for the year ended December 31, 2008 File No. 000-31539

Ladies and Gentlemen:

Bodisen Biotech, Inc. (the “Company”) is filing amendments to the above captioned filings in response to questions raised by the Staff of the Commission in its letter of comments dated February 19, 2010.  Set forth below is the Company’s responses to comments.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008

Management’s Discussion and Analysis
Results of Operations, page 18

1.	We have reviewed your response to our prior comment 2. To facilitate the readers' understanding, please specifically address both gross and net changes in recoveries in future narratives.

Response:

We will specifically address both gross and net changes in bad debt recoveries in future filings.

Financial Statements

Note. 2 - Summary of Significant Accounting Policies
Accounts Receivable, page F-7

2.
We note your response to comment 3 from staff letter dated Sept. 22, 2009 and the accounts receivable rollforward provided. In light of the significance of your receivables to your financial condition, and the material allowance you consistently have against these receivables, consideration should be given to including a rollforward in your periodic reports similar to that provided in your response.

Response:

If the bad debt allowance is material, we will include a rollforward in our periodic and annual reports.

Revenue Recognition, page F-10

3.
We have reviewed your response to comment 4 of our letter, as well as the information provided in Exhibit I. We have also reviewed the allowance for doubtful accounts and the activity therein during the nine month period ended September 30, 2009. We note that you believe that you have a reasonable basis for determining collectability of your receivables and, for that reason, you believe that the use of the installment method is not appropriate.

Assuming that your belief is correct, and that you have a reasonable basis for determining collectability at some point in time, we continue to believe that immediate revenue recognition is not appropriate because collectability is not reasonably assured at the date of sale. We note, from your response to comment 7 dated September 15, 2009, that you must extend credit to farmers in order to make the sale and that these farmers are not in a position to pay the company until the crops are harvested. As you state in your responses and in your discussion of risk factors on page 10, your customers may be unable to make payments as a result of adverse weather conditions, natural disasters and economic conditions. We particularly note your observation that you were "expecting conditions to improve" in late 2007, and therefore did not increase your allowance for doubtful accounts in the first three quarters of the year. At the end of 2007, you determined that conditions were not improving and you were required to significantly increase the allowance in the fourth quarter of the fiscal year. Accordingly, we believe that (at a minimum) revenue should be deferred until you are better able to assess weather conditions, crop production and the ability of customers to pay the amounts due to the company. Based upon your responses to date, it appears that collectability may not be assured until the fourth quarter. Alternatively, we believe you should continue to consider the use of the installment method. Please address our concerns supplementally. Provide us with substantive, objectively verifiable support for your proposed method of revenue recognition. We may have further comments upon review of your response.

Response:

We continue to believe that recognizing revenue at the time we ship our product to customers is appropriate.  For some of our customers we give extended payment terms of up to 9 months based on upon the time crops will be harvested. These customers that are given extended payment terms are recurring customers that have a good payment history.  We would not extend credit if we did not believe that collection was assured.  We are continually evaluating our bad debt allowance based on current information and make appropriate reserves for uncollectible accounts.  We do not believe that changing our revenue recognition policy due to bad weather condition that does not occur frequently is appropriate.  We continue to believe that our revenue recognition policy is appropriate for our business.

FORM 10-Q FOR THE QUARTER ENDED SEPT. 30, 2009

Fair Value of Financial Instruments, page 9

4.
In light of your response to comment 6 from staff letter dated Sept. 22, 2009 and your related disclosure, it is unclear why your marketable securities are not measured at fair value, similar to the quarter ended June 30, 2009. Please revise or advise. Consideration should also be given to our comments below regarding litigation, if applicable.

Response:

We have accounted for our investment in China Natural Gas in accordance with ASC 320 (formerly SFAS No. 115) since we purchased the shares.  These securities were classified as “available-for-sale” with the corresponding change in market value reflected as a component of Other Comprehensive Income (Loss).  At September 30, 2009, the market value of our investment in China Natural Gas was $12,506,434.  Prior to the filing of our Form 10-Q for the quarter ended September 30, 2009 the litigation that involved our ownership of China Natural Gas was settled.  As a result of the settlement, we agreed to sell our shares in China Natural Gas to the defendant for $3,921,159.  This amount was significantly less that the market value at September 30, 2009 and we believed it was more appropriate to value the investment at the amount we would realize from its sale approximately 30 days after the balance sheet date.   In the fourth quarter of 2009, we recognized a “realized gain” on the sale of our investment in China Natural Gas of $1,053,813 that will be reflected on our statement of operations in the fourth quarter of 2009.  At September 30, 2009, we had recognized an “unrealized gain” of the same amount that is reflected in “Other Comprehensive Income” in the statement of stockholders’ equity.  We did not believe it was appropriate to recognize the gain on the sale of our investment in China Natural Gas in the third quarter of 2009 since the gain was not “realized” until the fourth quarter.

Note 6. Other Long Term Assets, page 13

5.
We note your response to comment 9 from staff letter dated Sept. 22, 2009 and your revised disclosure. However, it does not appear that you have fully complied with the requirements of Rule 8-03 (b) (3) of Regulation S-X or the disclosure requirements of FASB ASC 323-10-50-3c, which require you to present certain financial information of the investee. We would generally expect to see condensed financial statements presented within your disclosures showing the required financial information of the investee. Please revise accordingly.

Response:

We disclosed the net assets of the investee in our September 30, 2009 financial statements, but agree with the Staff that condensed financial statements of the investee should be presented which we planned to disclosed in our annual financial statements.  However, in the fourth quarter of 2009 the investee was acquired by China Pediatric Pharmaceuticals, Inc., a publicly traded company under the symbol CPDU.  After the transaction our ownership percentage in CPDU was 18.8%; therefore, as of the transaction date, we have accounted for this investment in accordance with ASC 320 (SFAS No. 115).  This investment is classified as “available-for-sale.”

Note 13. Litigation, page 15

6.
It appears that you have agreed to settle a lawsuit by selling back your shares of China National Gas at a repurchase price of $3,921,159. The settlement agreement was reached in May of 2009. In October of 2009 a Utah court lifted an injunction that had previously prevented you from executing the sale of the shares. We note that you have presented these securities on the balance sheet at the above referenced repurchase price as of September 30, 2009. You disclose, on page 8, that these securities are considered to be "available-for-sale" and that they are carried at quoted market price as obtained from stock exchanges on which the security trades. Please clarify whether the negotiated repurchase price is actually consistent with the quoted market price as of September 30, 2009. If it is not, please quantify and explain the reasons for any difference, both in your response and in a revised narrative.

Response:

See our response above to comment #4.

7.
Please tell us whether any unrealized losses relating to these securities have been included in comprehensive income as of September 30, 2009. If any such losses have been included, please discuss the consideration given to recording an other than temporary impairment of these investments. Your attention is invited to Topic 5-M of the Staff Accounting Bulletins and to FASB ASC 320-10-35-33 for guidance when preparing your response. We may have further comments upon review of your response.

Response:

Please see our response to comment #4 above. Included in “Other Comprehensive Income” in the statement of stockholders’ equity at September 30, 2009 of $9,171,076 was an unrealized gain of $1,053,813 related to our investment in China Natural Gas.   The change in the unrealized gain in our investment in China Natural Gas from December 31, 2008 to September 30, 2009 is reflected as an unrealized loss in the “Other Comprehensive Income” section of the statement of operations.  Since the ultimate disposal of China Natural Gas resulted in a “realized gain” it was not appropriate to record an “other than temporary impairment” in the Q3 financial statements.

General

8.	We note your response to our prior comment 8. Upon resolution of the accounting issues above, please also reclassify the bad debt recoveries in the amended documents.

Response:

We have reclassified our bad debt recoveries in our statement of operations for the nine months ended September 30, 2009.  When we file our Form 10-Q for the period ended June 30, 2010 we will reclassify our bad debt recoveries in our statement of operations for the three and six months ended June 30, 2009.

Based on our responses above, we do not believe it is necessary to amend our June 30, 2009 or September 30, 2009 Form 10-Qs.

In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the finding; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

If you have any further comments and/or questions, please contact the undersigned at (011-86) 29-87074957 or Marc J. Ross, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Bo Chen
Bo Chen Chief Executive Officer